Salomon Smith Barney Transportation Conference

American Trans Air



George Mikelsons
Chairman and CEO

Ken Wolff
EVP and CFO

November 14, 2002

Safe Harbor Statement

This presentation contains forward-looking statements and information that are based on management's current expectations as of the date of this document. When used herein, the words "anticipate," "believe," "estimate" and "expect" and similar expressions, as they relate to the Company's management, are intended to identify such forward-looking statements. Such forward-looking statements are subject to risks, uncertainties, assumptions and other factors that may cause the actual results of the Company to be materially different from those reflected in such forward looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, among others, the following: general economic factors affecting the industry and the Company; fuel prices; competition within the industry; changes in consumer preferences; regulatory changes; and economic conditions in key markets. Additional information containing factors that could cause actual results to differ from those in the forward-looking statements are contained in the Company's Form 10-K and other filings with the Securities and Exchange Commission.

Where We Are



ATA Holdings Corp.

- Entering the 30th Year of Business
  - Operating profits in all but 2 years
- Leading Market Share in Scheduled and Charter Service
  - # 1 Airline at Chicago-Midway and Indianapolis
  - # 1 US Charter Airline
  - # 1 Military Passenger Airline
- Re-fleeting to new aircraft with order for (39) B737-800, (12) B757-300 and (1) B757-200 aircraft
  - Youngest scheduled service fleet of any major airline
- Affordable Fare and Low-Cost Business Strategy
- 10th Largest Major Airline in the US
  - $1.2B - $1.3B in Revenue in 2002

- ATA has no net deliveries for 18 months beginning in 2003

ATA Scheduled Service Completes Fleet Upgrade in 2002


727
757
L1011
737
Number of Aircraft
80
60
40
20
0
58
19
15
24
61
14
15
20
12
66
30
10
26
64
31
6
27
64
31
6
27
71
39
5
27
12/31/2000
12/31/2001
12/31/2002
12/31/2003
06/30/2004
12/31/2004

- ATA's fleet was one of the oldest in the industry
- ATA has decreased its average fleet age by 62% since 2000 to now operate the youngest fleet in the industry

New Aircraft Deliveries Modernizing Fleet

Industry Fleet Age


Aircraft Deliveries
25
20
15
10
5
0
20.1
17.2
10.9
10.6
10.4
9.8
9.2
10.0
8.2
8.1
6.5
6.5
2.0
Northwest
ATA (12/31/00)
ATA (12/31/01)
Delta
American
America West
US Airways
Southwest
Alaska
United
Continental
ATA (9/30/02)
ATA (Scheduled Service)

New Fleet Improving Costs, Operating Performance



Fleet Economics Improvement

- 51 new technology aircraft in fleet as of 9/30/02; 56 by 12/31/02[1]
- Youngest scheduled service fleet in the industry
- B737-800W burns 45% less fuel than a B727-200 - a $188K savings[2] per aircraft per month
- 2 person cockpit
- Reduced maintenance expenditures

Performance Improvement

- Safety technology
  - Heads Up Display
  - Enhanced Ground Proximity Warning System
  - Traffic and Collision Avoidance System
  - Predictive wind shear
- Navigation technology
  - CAT IIIA
  - RNP 0.1
- ETOPS capable
- 70% decrease in aircraft reliability issues (737 vs. 727)


-600/-700/-800/-900

1 Includes 737-800, 757-200 & 757-300 aircraft
2 Assumes 305 hours of monthly utilization and 90 cents into-plane fuel price

- ATA's revenue diversity has benefited its performance since the 9/11 terrorist attacks

ATA's Revenue Sources

2002 Airline Capacity



Available Seat Miles
100%
80%
60%
40%
20%
0%
12% Military
12% Charter
76% Scheduled Service
6%
Other
9% Indianapolis
14% Hawaii
71% Chicago-Midway
2002 ASMs
ASMs by Gateway

- ATA leads the majors in scheduled service passenger growth for the past 5 years

Scheduled Service Growth Leads Industry Majors

5 Year Passenger Growth


70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
Percentage Growth
57%
39%
14%
14%
2%
1%
-5%
-7%
-8%
-13%
ATA
Southwest
Alaska
Continental
America West
American
Northwest
US Airways
Delta
United

Enplaned Passengers – 2002 (12 Months ended March) versus 1996 (12 Months ended March)

Source: Form 41

Leading Market Share in Chicago-Midway and Indianapolis

Chicago-Midway

August 2002 Enplanements


Southwest
42%
Others
15%
ATA
Connection
6%
ATA
37%

#1 Carrier: **ATA 43%**
#2 Carrier: Southwest 42%

Indianapolis

August 2002 Enplanements


Others
43%
ATA
Connection
2%
Southwest
10%
ATA
13%
US Airways
9%
United
11%
Northwest
12%

ATA 15%
Northwest 12%

The Midway Alternative

"Chicago-Midway Airport is up almost 10% in departures. It's served by fast-growing ATA and Southwest airlines."

-USA Today September 10, 2002


Midway Accounts For All Of Chicago's Growth
Midway
O'Hare
Chicago Departures
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002TTM


ATA and Southwest Market Share
ATA
Southwest
Midway Market Share - Enplanements
60%
50%
40%
30%
20%
10%
0%
Feb-98
May-98
Aug-98
Nov-98
Feb-99
May-99
Aug-99
Nov-99
Feb-00
May-00
Aug-00
Nov-00
Feb-01
May-01
Aug-01
Nov-01
Feb-02
May-02
Aug-02

Source: Onboard, 2002 TTM is Q2 2001 to Q1 2002, Chicago Airport Authority

- ATA holds leading market share in 25% of its markets out of all of Chicago
- ATA's average (unweighted) market share in the markets in which it competes is 72% for Midway and 24% for all of Chicago

ATA #1 in Most Nonstop Midway Markets

	Midway		All Chicago	
	ATA Rank	Market Share	ATA Rank	Market Share
Boston	1	89%	10%	3
Washington DC - Reagan	1	96%	15%	3
Denver	1	67%	21%	2
Dallas-Forth Worth	1	54%	20%	2
Newark	2	47%	11%	4
Fort Lauderdale	1	60%	27%	1
Las Vegas	1	43%	18%	2
Los Angeles	1	64%	18%	3
LaGuardia	1	97%	20%	3
Orlando	1	66%	34%	1
Miami	1	91%	29%	2
Minneapolis - St. Paul	2	32%	17%	3
Philadelphia	1	90%	14%	4
Phoenix	1	52%	17%	3
Fort Myers	1	95%	37%	1
Seattle	1	72%	16%	3
San Francisco	1	91%	16%	3
San Juan	1	98%	24%	3
Sarasota	1	99%	80%	1
Tampa / St. Petersburg	1	48%	26%	1

Markets in which ATA is:	#1	18	5
	#2	2	4
	#3	-	9
	#4	-	2

Note: Figures as of Q1 2002

- ATA will take no net deliveries for the next 18 months - but because of its aircraft additions throughout 2002, capacity will grow 24% in 2003

Scheduled Service Capacity



2002/2001
2003/2002
Yr/Yr Change in Scheduled Service ASMs
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2002/2001
2003/2002

Source: ATA Holdings Corp., 8K filed October 29, 2002

Improving Route Network



ATA's Nonstop Routes
Boston
New York-LGA
Newark
Philadelphia
Washington, D.C.-DCA
Charlotte
Minneapolis/ St. Paul
Chicago
Indianapolis
Seattle
Denver
Las Vegas
San Francisco
San Jose
Los Angeles
Dallas-DFW
Phoenix
St. Pete
Sarasota
Ft. Myers
Orlando
Ft. Lauderdale
Miami
Montego Bay (Starts Dec. 2002)
(Starts Mar. 2003)
(Starts Feb. 2003)
San Juan
Cancun
Grand Cayman
Aruba
Puerto Vallarta (Starts Dec. 2002)
Guadalajara
Maui
Honolulu
ATA CONNECTION ROUTES
(Operated by Chicago Express Airlines, dba ATA Connection)
Grand Rapids
Flint
Milwaukee
Madison
Cedar Rapids
Toledo
Chicago
South Bend
Des Moines
Moline/Quad City
Springfield
Indianapolis
Dayton
Lexington

	New Market	Chicago Non-Stop Market
May ’02	Chicago – Moline*	# 28
June ’02	Chicago – Toledo*	# 29
June ’02	Indianapolis – Los Angeles	
June ’02	Indianapolis – Chicago (737 added)	
July ’02	Chicago – Charlotte	# 30
July ’02	Chicago – Flint*	# 31
August ’02	Chicago – Cedar Rapids*	# 32
August ’02	Chicago – Lexington*	# 33
September ’02	Indianapolis – Phoenix	
September ’02	Indianapolis – New York (LGA)	
October ’02	Chicago – San Jose	# 34
December ’02	Chicago – Montego Bay	# 35
December ’02	Chicago – Puerto Vallarta	# 36
February ’03	Los Angeles – St. Petersburg	
February ’03	San Francisco – St. Petersburg	
March ‘03	Las Vegas – St. Petersburg	

* Indicates Chicago Express Service

New Midway is Customer-Friendly


GATE A4A
ATA
FLIGHT
DEPARTS
A2

- Expanded facility offers more frequencies and destinations
- International gates for Caribbean and Mexican destinations
- Expanded ticket counters and baggage claim
- Covered adjacent parking
- Modern business center
- Attractive shopping and dining center
- Moving walkways

Where We Are Going



ATSB Loan Provides Liquidity

- $168M loan guaranteed by the Air Transport Stabilization Board
- Six Year Term
- Amortizes after 12 Months
- Collateralized by aircraft, aviation parts, general equipment, and receivables

"Our Action Plan Is A Three-Legged Stool"

1. Increase marketing efforts

2. Increase asset utilization / productivity

3. Cut costs

Quote: J. George Mikelsons – ATA Earnings Call, October 29, 2002

Revenue and Marketing Initiatives

- Announced loyalty/frequent flyer program (September 30, 2002);

  52,000 signed up through November 8, 2002

- Simplified Fee and Charges
  - Administrative / Change Fee reduced to $50
  - Reaffirm current standby policy allowing same day travel at no charge
  - Reaffirm a policy that maintains ticket value when not used
  - Reaffirm no advance purchase, no minimum stay requirements
  - Top domestic fares capped at $299 each way

- New ad campaign emphasizing customer value

- Announced San Jose – CA, Montego Bay and Puerto Vallarta

Higher Utilization Drives Incremental Contribution

Low Fare Carriers' Daily Aircraft Utilization – Q3 2002


Daily Aircraft Utilization (hours)
14
12
10
8
6
4
2
0
13.3
12.0
11.6*
10.6
10.2
9.9
JetBlue
Southwest
ATA (w/ Utilization Improvements)
AirTran
ATA (Narrowbody Only)
Frontier

Notes: JetBlue and Frontier numbers are based on Q2 2002; Southwest utilization is from the company website

*Approximate daily utilization; ATA utilization improvements are based upon additional 737 and 757-300 flying

Increasing Asset Utilization

- Mid-day use of spare aircraft
  (inside turns – Midway to Minneapolis and Dallas Fort Worth)
- Wednesday flying on B757-300 from the West Coast to Hawaii
- Increased Midway Gate Utilization
- Overnight Flying from Tampa/St. Petersburg to Las Vegas, Los Angeles and San Francisco

Cost Cutting Measures

- Voluntary work week reduction / leave of absence program
- Officer pay cut in Fall 2001 and continued in Fall 2002
- Pay freeze for all non-contract employees effective September 11, 2001 extended through 2003
- Reallocated contributions to employee insurance plans
- Received work rule flexibility from ALPA / AFA
- Negotiated concessionary terms for delayed delivery of aircraft and engines
- Renegotiated rates with various vendors for additional savings from hotels, handling, revenue management software and other contracted services

RASM & CASM Trends


RASM
CASM
Cents
9.0
8.5
8.0
7.5
7.0
6.5
6.0
Q1 00
Q2 00
Q3 00
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
CASM
RASM

ATA Value Proposition



Curbside Check-In
ATA
ATA



Fly the **newest planes**

Featuring quality **in-flight service**

With a hub at **all-new Chicago-Midway**

Using **rapid passenger processing** technology

Offering **convenient** schedules to the biggest markets

Priced for today's value-conscious consumers

AMERICAN TRANS AIR